SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	000-50929
CUSIP NUMBER

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: June 30, 2006

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Ignis Petroleum Group, Inc. 100 Crecent Court, 7th Floor Dallas, Texas 75201

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     We are unable to meet the filing date for our annual report on Form 10-KSB for the year ended June 30, 2006 without unreasonable effort or expense. We are filing this Form 12b-25 because we have not completed our financial statements for the year ended June 30, 2006. We intend to file our annual report on Form 10-KSB within the time period specified by Rule 12b-25(b)(2)(ii) of the Securities Exchange Act of 1934, as amended.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Timothy S. Hart	954	722-8855

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     We did not earn any revenues during the period December 9, 2004 (Inception) to June 30, 2005. We were an exploration stage company. We incurred operating expenses in the amount of $253,555 for the period December 9, 2004 (Inception) to June 30, 2005. These operating expenses were mainly comprised of payroll expenditures of $100,000, professional fees of $54,122, other office and related expenses of $67,637, travel expenses of $18,139, rent expense of $7,055 and advertising of $6,602. We incurred interest expense of $22,685 on our convertible promissory notes payable.

      Revenues for the year ended June 30, 2006 were $519,535. Revenue was a result of production of crude oil and natural gas at the Acom A-6 Prospect, located in Chambers County, Texas and the Barnett Shale prospect, located in Montague and Cooke counties, Texas. We incurred operating expenses in the amount of $8,462,732 for the year ended June 30, 2006. Depletion expense was $494,493 for the year ended June 30, 2006. Depletion expense is related to the Acom A-6 prospect and the Barnett Shale prospect. The Wefel Family Trust 19-1 #1 well, located in Escambia County, Alabama, commenced drilling operations on March 20, 2006 and reached a total depth of 14,600 feet on April 25, 2006. We found shows of oil and gas in three separate dolomite stringers within the 400-foot target Smackover formation. The amount of recoverable reserves; however, was deemed to be less than necessary to warrant a commercial completion and we decided to plug and abandon the well. A total of $2,813,268 was expensed in connection with this transaction. General and administrative expenses of $4,154,971 were mainly comprised of payroll expenditures of $1,635,075 (of which $259,075 was in cash and $1,376,000 was a non-cash issuance of our common stock), professional fees of $1,882,705 (of which $766,223 was in cash and $1,116,482 was a non-cash issuance of our common stock), advertising of $224,000, rent expense of $63,935, travel expenses of $89,385, amortization of debt fees of $133,280 (non-cash) and other office and related expenses of $126,591. The total cash general and administrative expenses were $1,529,209. We incurred interest expense of $1,004,128 of which $833,237 represented amortization of the discount associated with the convertible debentures. In addition, we incurred a charge of $1,299,201 in connection with valuing our derivative liability to actual at June 30, 2006. Both the amortization of the discount and the charge related to the derivative liability are non-cash charges.

Ignis Petroleum Group, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 27, 2006	By:	/s/ Timothy S. Hart Timothy S. Hart Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).